E. Scott Wickerham Principal Financial Officer, Principal Accounting Officer and Treasurer 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.5403 scott.wickerham@nuveen.com

September 21, 2022

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Mr. Eskildsen:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are responding to certain comments received from you via electronic mail on August 30, 2022 based on your review of the May 31, 2022 Annual Reports (the “Reports”) for the TIAA-CREF Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds (the “Funds”) and the related filing on Form N-CSR. You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. Set forth below are responses to the staff’s comments on these Reports.

1.                   It appears that the N-CSR for the period ended May 31, 2022 refers to a “quarter” covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) with reference to the period covered by the report (not isolated to a particular quarter) and confirm that there have been no such changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the Reports.

In all future filings on Form N-CSR, the Registrant will update the disclosure related to Form N-CSR Item 11(b) to reflect the language provided in Item 11(b). The Registrant also hereby confirms that there have been no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the Reports that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

* * * *

Chad Eskildsen
September 21, 2022

If you have any questions, please do not hesitate to call me at (704) 988-5403.

Very truly yours,

/s/ E. Scott Wickerham

E. Scott Wickerham

cc:	Jeremy Franklin, Vice President and Associate General Counsel John Cheshire, Vice President, Senior Manager, Financial Reporting, Fund Administration